SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-____
____________

In the Matter of

CREDIT SUISSE ASSET MANAGEMENT, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE ASSET MANAGEMENT LIMITED
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A.
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE AG
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

CREDIT SUISSE GROUP AG
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010
____________

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
____________

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Roger Machlis, Esq. Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, NY 10010	Barry P. Barbash, Esq. Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019
This Application consists of 32 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of

Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Asset Management Limited
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Hedging-Griffo Servicos Internaçionais S.A.
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse AG
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Group AG
c/o Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

File No. 812-______
: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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I.           Introduction and Summary of Application

Credit Suisse Asset Management, LLC (“CSAM”), Credit Suisse Asset Management Limited (“CSAML”), Credit Suisse Hedging-Griffo Servicos Internaçionais S.A. (“CSHG”), Credit Suisse Securities (USA) LLC (“CSSU”), Credit Suisse AG (“CSAG”) (each, an

“Applicant” and collectively, “Applicants”), and, solely for purposes of agreeing to the portion of condition 4 in Section IV.I of this application (“Application”) that applies to it, Credit Suisse Group AG (“CS Group”), each applies pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for: (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (2) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding United States of America v. Credit Suisse AG (Criminal No. 1:14-cr-00188-RBS) involving CSAG.

As noted below, CSAM, CSAML, CSHG and CSSU collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”) and employees’ securities companies (“ESCs”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to open-end management investment companies registered under the Act (“Open-End Funds”) (such activities, collectively, “Fund Service Activities”).1  A list of all Funds to which CSAM, CSAML, CSHG and CSSU serve as investment adviser or principal underwriter as of the date of this Application is set out in Appendix A to this Application.  CSAG and CS Group are parties to this Application, but do not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company.  While no existing company of which CSAG is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”), other than CSAM, CSAML, CSHG and CSSU, currently serves as an investment adviser or depositor of any Fund, ESC or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any Open-End Fund, unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which CSAG is an Affiliated Person and to any other company of which CSAG may become an Affiliated Person in the future (together with Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.2  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.           Background

A.	Applicants

CSAM, a limited liability company formed under Delaware law, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  CSAM serves as investment adviser or investment sub-adviser to each Fund listed in Part 1 of Appendix A to this Application.  The assets under management of the Funds for which CSAM serves as investment adviser and the portion of the Funds for which CSAM serves as investment sub-adviser are

1 None of Applicants acts as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

2 Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

approximately $7.9 billion as of March 31, 2014.  CSAM also provides investment advisory services to two ESCs.3  CSAM is a wholly owned subsidiary of CSAM Americas Holding Corp., a holding company that is ultimately wholly owned by CS Group, the parent company of CSAG.

CSAML, a corporation formed under the laws of the United Kingdom, is registered as an investment adviser under the Advisers Act.  CSAML serves as investment sub-adviser to the Fund listed in Part 2 of Appendix A to this Application.  The assets under management of the Fund for which CSAML serves as investment sub-adviser are approximately $128 million as of March 31, 2014.  CSAML is a wholly owned subsidiary of Credit Suisse Asset Management (UK) Holding Limited, a holding company that is ultimately wholly owned by CS Group.

CSHG, a corporation formed under the laws of Brazil, is registered as an investment adviser under the Advisers Act.  CSHG serves as investment sub-adviser to the Fund listed in Part 3 of Appendix A to this Application.  The assets under management of the Fund for which CSHG serves as investment sub-adviser are approximately $84 million as of May 9, 2014.  CSHG is a wholly owned subsidiary of Banco de Investimentos Credit Suisse (Brasil) S.A., a company that is ultimately wholly owned by CS Group.

CSSU, a limited liability company formed under Delaware law, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is registered as a member of the Financial Industry Regulatory Authority (FINRA) and is registered as an investment adviser under the Advisers Act.  CSSU serves as principal underwriter to each Open-End Fund listed in Part 4 of Appendix A to this Application. CSSU is a wholly owned subsidiary of Credit Suisse (USA), Inc., which is ultimately wholly owned by CS Group.

CSAG is the principal operating subsidiary of CS Group, which operates as a holding company.  Both CSAG and CS Group are corporations organized under the laws of Switzerland.  CSAG is engaged in the private banking, investment banking and asset management businesses.

B.	The Information, the Plea Agreement and the Judgment

On May 19, 2014, the U.S. Department of Justice (the “Department of Justice”) filed a one-count criminal information (the “Information”) in the District Court for the Eastern District of Virginia (the “District Court”) charging CSAG with conspiracy to commit tax fraud related to accounts CSAG established for cross-border clients in violation of Title 18, United States Code, Section 371.

CSAG has agreed to resolve the action brought by the Department of Justice through a plea agreement dated May 19, 2014 (the “Plea Agreement”).  Under the Plea Agreement, CSAG pleaded guilty to the charge set out in the Information (the “Plea”).  Applicants expect that the District Court will enter a judgment of conviction against CSAG that will require remedies that are materially the same as set forth in the Plea Agreement.

3 The ESCs rely upon an exemption from registration under the Act granted in orders under Sections 6(b) and 6(e) of the Act (Investment Company Act Release Nos. 22714 (June 18, 1997) and 25702 (Aug. 20, 2002) (the “ESC Orders”).

According to the Statement of Facts that served as the basis for the Plea Agreement (the “Statement of Facts”), CSAG assisted in the preparation and presentation of false income tax returns and other documents to the Internal Revenue Service (“IRS”).   CSAG, including through its subsidiary Clariden Leu, operated a cross-border banking business that aided U.S. clients in opening and maintaining undeclared accounts and concealing foreign assets and income from the IRS.  Private bankers based in Switzerland solicited U.S. clients to open undeclared financial accounts based on the protection offered by Swiss bank secrecy laws, which allowed U.S. clients to avoid disclosure of their ownership of the accounts and avoid obligations to pay U.S. taxes.

CSAG relationship managers traveled from Switzerland to the United States to meet with U.S. clients with undeclared financial accounts and to offer investment advice, even though they were not registered with the Commission to provide such services in the U.S.  CSAG relationship managers based in Switzerland also communicated with U.S. clients by phone and e-mail.  Switzerland-based bank relationship managers advised U.S. clients not to keep records in the U.S. related to their undeclared accounts.

CSAG assisted some U.S. clients in ensuring that their ownership of undeclared financial accounts would not be apparent.  CSAG relationship managers in Switzerland assisted U.S. clients with undeclared financial accounts in establishing sham entities that disguised U.S. clients’ interest in accounts but allowed the U.S. clients or their relationship managers to maintain control over the account assets.

Due in part to the assistance of CSAG and its relationship managers, numerous U.S. clients -- with knowledge that Swiss bank secrecy laws would prevent CSAG from disclosing their identities to the IRS -- filed false tax returns with the IRS that failed to disclose their interests in undeclared accounts and related income.

Although CSAG made attempts to consolidate U.S. clients’ accounts in entities that complied with U.S. law, those attempts were ineffective.  CSAG initiatives and directives designed to promote compliance with U.S. tax law did not stop Switzerland-based relationship managers from maintaining undeclared accounts for U.S. clients.  When CSAG determined in 2009 to exit the cross-border banking business, the process of resolving all accounts with connections to U.S. clients took a matter of years to complete.  Had CSAG implemented its exit project earlier and dedicated itself to investigating potential violations of U.S. law sooner, more information about the improper conduct may have been available to CSAG and U.S. investigators.

In addition to the cooperation of CSAG with the Department of Justice, on February 21, 2014, CS Group reached a settlement with the Commission that resolved its investigation into the provision of unregistered broker-dealer and investment adviser services to U.S. clients during the period of time between 2002-2008 (the “Commission Settlement”).  The conduct that was the subject of the Commission investigation related to the conduct charged in the Information.  As part of the Commission Settlement, CS Group agreed to pay $196,511,014, which includes $82,170,990 in disgorgement, $64,340,024 in interest and a $50,000,000 penalty.  CS Group also retained an independent consultant in connection with the Commission Settlement.

III.           Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as broker, dealer or investment adviser, among other things.  Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty.  Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person….

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund, ESC or BDC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT.  The Plea would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because CSAG is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1).  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund, ESC or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).4

 4 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8,689 (Feb. 26, 1975).

IV.           Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert the following:

A.	Limited Scope of the Misconduct

The conduct underlying the Plea Agreement (including the conduct described in any of the exhibits to the Plea Agreement) (the “Conduct”) did not involve any of Applicants acting as an investment adviser or depositor of any Fund, ESC or BDC or principal underwriter for any Open-End Fund, UIT or FACC.  The Conduct similarly did not involve any Fund, ESC or BDC with respect to which Applicants engaged in Fund Service Activities.5

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations as are the Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that a Fund, ESC or BDC would have to be deprived of its management or an Open-End Fund, UIT or FACC of its distribution because of charged violations that are not relating in any way to Fund Service Activities.  In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds, ESCs, BDCs and their shareholders.  In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of CSAM, CSAML and CSHG (the “Adviser Applicants”) to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to the Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could

5 CSAG does not engage, has not engaged, and will not engage in Fund Service Activities.

6 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  In addition, although a suitable successor investment adviser or sub-adviser could replace the Adviser Applicants, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-adviser.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

The inability of CSSU to continue to serve as principal underwriter to the Open-End Funds would similarly result in potential hardship to the Open-End Funds and their shareholders.  Although a suitable successor principal underwriter could replace CSSU, neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to CSSU because to do so would deprive the shareholders of those Open-End Funds of the services they selected in investing in the Open-End Funds.  The prohibitions of Section 9(a) could operate to the detriment of the financial interests of such Open-End Funds and their shareholders.

C.	Adverse Effect on Applicants and the ESCs

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds.  Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer.  In the case of CSAM, the effects would be particularly significant, as investment advisory activities to Funds represent an important part of its business.

If CSSU were barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and were unable to obtain the requested exemption, the effect on its current business and employees would be significant. CSSU has committed capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish distribution arrangements for Open-End Fund shares.  Without relief under Section 9(c), CSSU would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.

Prohibiting Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities.  More than 100 employees of Applicants are actively involved in the provision of Fund Service Activities.  Many of these employees could experience significant difficulties in finding alternative, fund-related employment.  For these reasons, the imposition of the Section 9(a) disqualification on Applicants would be unduly and disproportionately severe.

Disqualifying CSAM from continuing to provide investment advisory services to the ESCs is not in the public interest or in furtherance of the protection of investors.7  It would not be

7 CSAM is the only Applicant that currently provides investment advisory services to ESCs.

consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the ESC Orders to require another entity not affiliated with CSAM to manage the ESCs.  In addition, participating employees of CSAM and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by a Credit Suisse-affiliated entity.

The potential detriment of applying the prohibitions of Section 9(a) to Applicants would have adverse consequences not only at present, but also in the future.  If Applicants or Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, the businesses would be significantly and adversely affected.

Finally, disqualifying Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that Applicants, other than CSAG, were not involved in the Conduct and the remedial actions that CSAG will take to address the Conduct.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of Applicants’ Fund Service Activities.  CSAG does not and will not serve in any of the capacities described in Section 9(a) of the Act.  The Conduct did not involve any Fund or ESC, or the assets of any Fund or ESC, with respect to which Applicants provided Fund Service Activities.

E.	No Involvement of Applicants’ Personnel

Applicants note that (1) none of the current or former directors, officers or employees of Applicants (other than certain personnel of CSAG who were not involved in any of Applicants’ Fund Service Activities) had any involvement in the Conduct; (2) except as set out in the next paragraph, no current or former employee of CSAG or any Covered Person who previously has been or who subsequently may be identified by CSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any of CSAM, CSAML, CSHG, CSSU or any other Covered Person; (3) those identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (4) because the personnel of Applicants (other than certain personnel of CSAG who were not involved in any of Applicants’ Fund Service Activities) did not have any involvement in the Conduct, shareholders of the Funds and ESCs were not affected any differently than if those Funds and ESCs had received services from any other non-affiliated investment adviser or principal underwriter.

Ten individuals who have been identified as having been responsible for the Conduct are current employees of CSAG or a Covered Person as of the date of this Application.  All other employees of CSAG and any Covered Person who were identified as having been responsible for the Conduct have either resigned or been terminated.  Of the individuals identified as having been responsible for the Conduct who remain employees of CSAG or a Covered Person, all but one (the “December Employee”) will be notified no later than May 31, 2014 that his or her employment with CSAG or a Covered Person will be terminated no later than August 31, 2014.  The employment of the December Employee will be terminated at the earlier of December 31, 2014 or the date that the December Employee’s services are no longer needed by CSAG.  The sole activity of the December Employee as an employee will be to perform compliance-related services in a specific area.  The activity of the December Employee will be subject to direct supervision by senior legal personnel.

F.	Remedial Actions to Address the Misconduct

After extensive investigation, the Department of Justice and CSAG have negotiated a settlement reflected in the Plea Agreement.  CSAG has agreed to lawfully undertake the following pursuant to the Plea Agreement: (1) CSAG must promptly disclose evidence and information relating to the Conduct in the format requested by the Department of Justice; (2) CSAG will provide, at its own expense, fair and accurate translations of any foreign language documents produced by CSAG to the Department of Justice either directly or through the Swiss Federal Tax Administration; (3) CSAG will provide testimony or information, including testimony and information necessary to identify or establish the original location, authenticity, or other basis for admission into evidence of documents or physical evidence in any criminal or other proceeding as requested by the Department of Justice, including but not limited to the conduct set forth in the Statement of Facts; (4) CSAG will provide all necessary information for the Department of Justice to draft treaty requests to seek account records and other information, and will collect and maintain all records that are potentially responsive to such treaty requests to facilitate prompt responses; and (5) CSAG will (i) close any and all accounts of recalcitrant account holders, as defined in Section 1471(d)(6) of the Internal Revenue Code, (ii) implement procedures to prevent its employees from assisting recalcitrant account holders to engage in acts of further concealment in connection with closing any account or transferring any funds, and (iii) not open any U.S. related accounts except on conditions that ensure that the account will be declared to the Department of Justice and will be subject to disclosure by CSAG.

Additionally, beginning in 2008, CSAG commenced a remediation program to ensure that only U.S. clients who established compliance with U.S. tax laws could remain clients of CSAG.  U.S. clients that could not demonstrate tax compliance had to terminate their relationship with CSAG.  As part of that program, CSAG moved the securities business with U.S. residents into U.S.-regulated subsidiaries or terminated those relationships.  Also, before any investigation by U.S. authorities, CSAG took steps to prevent U.S. clients who were leaving UBS from opening accounts at CSAG.

When CSAG learned of possible wrongdoing, it commissioned an independent internal investigation by a U.S. and a Swiss law firm.  The investigation was extensive, looking at employees from line-level private bankers to executive management.  CSAG’s counsel searched more than 10 million documents and conducted more than 100 interviews.

In addition, CSAG has worked with the U.S. Senate and the IRS to implement FATCA.

Also, as noted above (see Section II.B), CS Group took certain remedial actions in connection with the Commission Settlement.  CS Group admitted to the facts in the

Commission’s order instituting the settled administrative proceeding, acknowledged its conduct violated the federal securities laws and accepted a censure and a cease-and-desist order.  CS Group retained an independent consultant to evaluate its policies and procedures and to examine the broker-dealer and investment adviser activities of CS Group to fully verify that the business described in the Commission’s order has been completely exited.  CS Group also agreed to pay $82,170,990 in disgorgement, $64,340,024 in prejudgment interest, and a $50 million penalty.

CSAG will enter into a Consent Order with the Federal Reserve Board (the “Federal Reserve”) to resolve certain findings by the Federal Reserve, including that the activities of CSAG regarding opening of foreign accounts for U.S. taxpayers, provision of investment services to U.S. clients, and operation of CSAG’s New York representative office prior to 2009 lacked adequate enterprise-wide risk management and compliance policies and procedures sufficient to ensure that all of its activities comply with U.S. laws and regulations (the “Federal Reserve Order”).

CSAG will enter into a Consent Order with the New York State Department of Financial Services (the “DFS”) to resolve the DFS’s investigation into the Conduct (the “DFS Order”).

As set out below in Section IV.I, each Applicant (and any Covered Person that acts in any capacity described in Section 9(a) of the Act) has undertaken to adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4 to this Application, such later date as may be contemplated by the Federal Reserve Order, the DFS Order or the Commission Settlement, as applicable.

As a result of the foregoing, Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, distribute to the boards of trustees/directors of the Funds (“Boards”) written materials describing the circumstances that led to the Plea, as well as any effects on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Service Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act.  Applicants undertake to provide the Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.	Applicants’ Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

On April 28, 2003, the Commission filed a complaint (the “2003 Complaint) against Credit Suisse First Boston LLC (“CSFB”) in the United District Court for the Southern District of New York in a civil complaint captioned Securities and Exchange Commission v. Credit Suisse First Boston LLC, f/k/a Credit Suisse First Boston Corporation.  CSFB, without admitting or denying the allegations of the 2003 Complaint, consented to the entry of a federal injunction and certain other equitable relief (“Credit Suisse 2003 Order”).  The Credit Suisse 2003 Order, among other things, enjoined CSFB, directly through its officers, directors, agents and employees, from violating Sections 15(c) and 17(a) of the Exchange Act and other specific rules cited in the 2003 Complaint and certain NASD conduct rules.  As a result of the Credit Suisse 2003 Order, CSAM, Credit Suisse Asset Management Securities, Inc. (“CSAMSI”), CSAML, Credit Suisse Asset Management (Australia) Limited, Credit Suisse Asset Management Limited, Merchant Capital Inc., Credit Suisse First Boston (Bermuda) Limited and DLJ LBO Plans Management Corporation sought a Section 9(c) Order.  In April 2005, the Commission pursuant to Section 9(c) permanently exempted the 2003 Applicants from the prohibitions of Section 9(a) of the Act with respect to the 2003 Order.  Investment Company Act Release Nos. 26243 (October 31, 2003) (notice and temporary order) and 26827 (April 1, 2005) (permanent order).

On January 22, 2002, the Commission filed a complaint (the “2002 Complaint”) against CSFB in the United States District Court for the District of Columbia in a civil action captioned Securities and Exchange Commission v. Credit Suisse First Boston Corporation.  CSFB, without admitting or denying the allegations of the 2002 Complaint, consented to the entry of an injunction and certain other equitable relief (the “Credit Suisse 2002 Order”).  The Credit Suisse 2002 Order, among other things, enjoined CSFB, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and NASD Conduct Rules 2110 and 2330.  As a result of the Credit Suisse 2002 Order, CSAM, CSAMSI, CSAML and Credit Suisse First Boston, Inc. sought a Section 9(c) order.  In January 2002, the Commission pursuant to Section 9(c) permanently exempted the 2002 Applicants from the prohibitions of Section 9(a) of the Act with respect to the Credit Suisse 2002 Order.  Investment Company Act Release Nos. 25406 (January 30, 2002) (notice and temporary order) and 25445 (February 26, 2002) (permanent order).

In addition, affiliates of the Applicants, some of which no longer exist, previously obtained other orders under Section 9(c).

On November 25, 1975, the Commission commenced an action in the United States District Court for the District of Columbia, entitled Securities and Exchange Commission v. American Institute Counselors, Inc., et al. (75 Civ. 1975), against various defendants, including Credit Suisse First Boston (which was referred to in such action as “Swiss Credit Bank”), alleging violations of various provisions of the U.S. federal securities laws.  Credit Suisse First Boston, without admitting or denying the allegations of the Complaint, consented to the entry of an injunction (the “Credit Suisse First Boston Order”) terminating the action against it.  The Credit Suisse First Boston Order provides, among other things, that Credit Suisse First Boston will not be involved in the sale of various gold-backed securities and gold- related items offered for sale by American Institute Counselors and certain of its affiliated persons.  SoGen-Swiss International Corporation (“SoGen”), a New York corporation, was a registered broker-dealer under the Exchange Act and a registered adviser under the Advisers Act.  Swiss American Corporation, a New York corporation, which was a wholly-owned subsidiary of Credit Suisse First Boston, owned 50.8 percent of the voting stock of SoGen.  Because of these relationships, SoGen sought a Section 9(c) order so that it could continue to serve as investment adviser and principal underwriter to an investment company registered under the Act.  In July 1976, the Commission pursuant to Section 9(c) permanently exempted SoGen from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order.  Investment Company Act Release Nos. 9338 (June 30, 1976) (notice and temporary order), 9376 (July 29, 1976) (permanent order).

White, Weld & Co. Incorporated (“White, Weld”) was a registered broker-dealer under the Exchange Act.  In 1976, White, Weld owned about 41 percent of the voting securities of Societe anonyme financiere du Credit Suisse et de White, Weld, which owned in turn about 30 percent of the capital stock of a holding company, which in turn owned 100 percent of the voting securities of White, Weld.  Although disclaiming that Credit Suisse First Boston was an affiliated person, White, Weld sought three separate Section 9(c) orders within a short period of time because of the potential effect of the Credit Suisse First Boston Order on its business relationships with three registered investment companies.  Investment Company Act Release Nos. 9337, 9415, and 9416 (June 30, 1976; August 26, 1976) (notices and temporary orders) and 9375 (July 29, 1976) (permanent order).

Swiss American Securities Inc. (“SASI”), a New York corporation, was a registered broker-dealer under the Exchange Act.  Swiss American Corporation, a wholly-owned subsidiary of Credit Suisse First Boston, owned 100 percent of the voting stock of SASI.  Because of these relationships, SASI sought a Section 9(c) order because of the potential impact of the Credit Suisse First Boston Order on its ability to act as a principal underwriter to registered investment companies in the future.  Investment Company Act Release No. 9358 (July 20, 1976) (notice).

The First Boston Corporation (“FBC”), a Massachusetts corporation, was registered as a broker-dealer under the Exchange Act and as an adviser under the Advisers Act, and was a wholly-owned subsidiary of First Boston, Inc.  FBC sought the Section 9(c) order because it might be deemed to be an affiliated person, within the meaning of the Act, of Credit Suisse First Boston.  In December 1982, the Commission  pursuant to Section 9(c) permanently exempted FBC from the prohibitions of Section 9(a) of the Act with respect to the 1975 Credit Suisse First Boston Order.  Investment Company Act Release Nos. 12867 (December 3, 1982) (notice and temporary order), 12928 (December 27, 1982) (permanent order).

On May 5, 1986, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. The First Boston Corporation (86 Civ. 3524).  The action involved certain transactions effected on January 30, 1986 by FBC, acting for its own account, in the common stock and options thereon of CIGNA Corporation (“CIGNA”).  The complaint alleged that that FBC violated Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act by purchasing for its own account securities of CIGNA while in possession of material, nonpublic information that FBC’s Corporate Finance Department had received from CIGNA’s  management in connection with certain investment banking advice and services CIGNA had sought from FBC.  On the day the complaint was filed, FBC consented to the entry of a permanent injunction enjoining FBC from engaging in transactions, acts, practices or courses of business that constitute or would constitute violations of Section 10(b) of the Exchange Act and Rule 10b-5 under the Exchange Act (the “FBC Judgment”).  In order for First Boston Asset Management Corporation (“Asset Management”)8 to continue to serve as the investment adviser to a registered investment company and for Asset Management and FBC to act as investment adviser or distributor for any other registered investment company in the future, Asset Management and FBC sought a Section 9(c) order.  In July 1986, the Commission permanently exempted Asset Management and FBC from the prohibitions of Section 9(a) of the Act with respect to the FBC Judgment.  Investment Company Release Nos. 15086 (May 5, 1986)(notice and temporary order), 15221 (July 24, 1986) (permanent order).

CS First Boston, Inc., a Delaware corporation, was a privately held holding company. For purposes of its Section 9(c) application, CS First Boston, Inc. asserted that it and any persons directly or indirectly controlled by it, including but not limited to CS First Boston Global Fund Managers Limited (“Fund Managers”), were affiliated persons, within the meaning of the Act, of Credit Suisse and FBC.  CS First Boston, Inc. sought a Section 9(c) order so that it and any person controlled by it would not be subject to the prohibitions of Section 9(a) and Fund Managers could serve as an investment adviser to a closed-end investment company that had filed a notification of registration in March 1990.  In July 1990, the Commission permanently exempted CS First Boston, Inc. and all persons then or thereafter directly or indirectly controlled by CS First Boston, Inc. from the prohibitions of Section 9(a) with respect to the Credit Suisse Order and the FBC Judgment.  Investment Company Act Release Nos. 17561 (July 3, 1990) (notice) and 17631 (July 31, 1990) (order).

In 1990, Credit Suisse First Boston sought to succeed to the investment advisory business of BEA Associates, Inc., through BEA Associates, a New York general partnership and a predecessor to CSAM.  As a result, Credit Suisse First Boston and BEA Associates sought a Section 9(c) order.  In October 1990, the Commission permanently exempted Credit Suisse First Boston, BEA Associates, and all persons then or thereafter affiliated with Credit Suisse First Boston from the provisions of Section 9(a) of the Act with respect to the Credit Suisse Order and the FBC Judgment.  Investment Company Act Release Nos. 17763 (Sept. 27, 1990) (notice) and 17813 (Oct. 23, 1990) (order).

We submit that because most of these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted.  Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

 8 CSAM acquired substantially all of the assets of Asset Management, which eventually was dissolved

I.	Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.
Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.
Except as set out in the second paragraph of Section IV.E of the Application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of CSAG or any Covered Person who previously have been or who subsequently may be identified by CSAG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.
Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such later date as may be contemplated by the Federal Reserve Order, the DFS Order or the Commission Settlement, as applicable.

4.
CSAG will comply in all material respects with the material terms and conditions of the Plea Agreement and with the material terms of the Federal Reserve Order and the DFS Order and CS Group will comply in all material respects with the material terms and undertakings of the Commission Settlement.

5.
Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

J.	Conclusion

For the reasons set out above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.           Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Credit Suisse Asset Management, LLC

Roger Machlis
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Asset Management Limited

c/o Credit Suisse Asset Management, LLC
Roger Machlis
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Hedging-Griffo Servicos Internaçionais S.A.

c/o Credit Suisse Asset Management, LLC
Roger Machlis
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse Securities (USA) LLC

Neil Radey
Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Credit Suisse AG

c/o Credit Suisse Asset Management, LLC
Roger Machlis
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010
Credit Suisse Group AG

c/o Credit Suisse Asset Management, LLC
Roger Machlis
Credit Suisse Asset Management, LLC
Eleven Madison Avenue
New York, NY 10010

with a copy to:

Barry P. Barbash
Rose F. DiMartino
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that, under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-6 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ Roger Machlis
Name:	Roger Machlis
Title:	Managing Director and General Counsel

Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By:	/s/ Maria Leistner
Name:	Maria Leistner
Title:	Managing Director

By:	/s/ Paul Hare
Name:	Paul Hare
Title:	Company Secretary

Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE HEDGING-GRIFFO SERVICOS INTERNAÇIONAIS S.A.

By:	/s/ Odilon Fernandes de Pinho Neto
Name:	Odilon Fernandes de Pinho Neto
Title:	Director

By:	/s/ Teodoro Z.B. de Lima
Name:	Teodoro Z.B. de Lima
Title:	Director

Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ D. Neil Radey
Name:	D. Neil Radey
Title:	Managing Director and General Counsel

Applicant named below has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE AG

By:	/s/ Michel Ruffieux
Name:	Michel Ruffieux
Title:	Managing Director

Solely for purposes of agreeing to the portion of condition 4 in Section IV.I of this Application that applies to it, Credit Suisse Group AG has caused this Application to be duly signed on its behalf on May 19, 2014. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

CREDIT SUISSE GROUP AG

By:	/s/ Michel Ruffieux
Name:	Michel Ruffieux
Title:	Managing Director

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being elected Vice President and Secretary of Credit Suisse Asset Management, LLC (“CSAM”), certifies that this Application is signed by Roger Machlis, Managing Director and General Counsel of CSAM, pursuant to the general authority vested in him as such under the Amended and Restated Limited Liability Company Agreement of CSAM, a limited liability company organized and existing under the laws of the State of Delaware.

IN WITNESS WHEREOF, I have set my hand this May 19, 2014.

CREDIT SUISSE ASSET MANAGEMENT, LLC

By: /s/ Karen Regan
Name: Karen Regan
Title: Vice President and Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being elected Company Secretary of Credit Suisse Asset Management Limited (“CSAML”), certifies that this Application is signed by Maria Leistner and Paul Hare of CSAML, pursuant to the general authority vested in him as such as Company Secretary.

IN WITNESS WHEREOF, I have set my hand this May 16, 2014.

CREDIT SUISSE ASSET MANAGEMENT LIMITED

By: /s/ Paul Hare
Name: Paul Hare
Title: Corporate Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being elected Diretor/Executive Officer of Credit Suisse Hedging-Griffo Servicos Internaçionais S.A. (“CSHG”), certifies that this Application is signed by Teodoro Lima and Odilon Fernandes, Directores/Executive Officers of CSHG, pursuant to the general authority vested in them as such under the corporate By-Laws, article 12 § 1°.

IN WITNESS WHEREOF, I have set my hand this May 19, 2014.

CREDIT SUISSE HEDGING-GRIFFO SERVICOS INTERNAÇIONAIS S.A.

By: /s/ Teodoro Z.B. de Lima
Name: Teodoro Z.B. de Lima
Title: Director

Exhibit A-4

Authorization

Officer’s Certificate

I, Rhonda G. Matty, a duly elected and acting Assistant Secretary of Credit Suisse Securities (USA) LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “LLC), do hereby certify that, as of the date hereof, Neil Radey is an appointed and acting Managing Director of the LLC.

IN WITNESS WHEREOF, I have set my hand this May 14, 2014.

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Rhonda G. Matty
Name: Rhonda G. Matty
Title: Assistant Secretary

Exhibit A-5

Authorization

Officer’s Certificate

I, Roman Schaerer, do hereby certify  that  I am the duly elected, qualified  and acting Corporate Secretary of Credit Suisse Group AG (“CSG AG”) and Credit Suisse AG (“CS AG”), a corporation duly organized and existing under  the  laws of  the State of  Switzerland, and that  the  following  is a complete and accurate copy of a resolution adopted by the Executive Board of CSG AG and CS AG at a meeting held on May 13, 2014 at which a quorum was present and resolved as follows:

RESOLVED:  That any one  of  the  individuals  designated in  Annex A be  and  hereby  are authorized to act on behalf of the corporation to approve and execute various applications to the  United States Securities and Exchange Commission (the "Commission")  and the  United States Department  of Labor (the "DOL"), seeking waivers and exemptive relief from certain disqualification  provisions under relevant laws and regulations, in connection with the plea agreement to be entered into by CS AG with the United States Department of Justice; in this connection, the aforementioned Officers be and hereby are authorized to  undertake such actions as they may deem  necessary and advisable, including the  execution of such documentation  as may be required by the Commission and the DOL in order to carry out the foregoing. It is further  resolved that the CS AG subsidiary companies designated in Annex B are also expected to seek similar waivers and exemptive reliefs as described above.

I further certify that the aforesaid resolution has not been amended or revoked in any respect and remains in full force and effect.

IN WITNESS HEREOF, I have executed this Certification as a sealed instrument this 14 day of May, 2014.

CREDIT SUISSE AG

By: /s/ Roman Schaerer
Name: Roman Schaerer
Title: Corporate Secretary

ANNEX A

List of Authorized Individuals

NAME	TITLE	FUNCTION
Romeo Cerutti	Member of Executive Board	General Counsel
Michel Ruffieux	Managing Director	Chief Operating Officer of the General Counsel Division
Neil Radey	Managing Director	Head, Advisory & Control Group Region Americas, General Counsel Division
Roger Machlis	Managing Director	Head, Asset Management Advisory & Control Group Region Americas, General Counsel Division
Christian Schmid	Managing Director	Corporate Legal Group, Treasury, General Counsel Division
Claude Jehle	Director	Corporate Secretary & Advisory Switzerland, General Counsel Division
Kirsty Roth	Managing Director	CFO Chief Operating Officer, CFO Division

ANNEX B

List of Subsidiary Companies

COMPANY NAME	DOMICILE
Credit Suisse Asset Management, LLC	Wilmington, USA
Credit Suisse Asset Management Limited	London, UK
Credit Suisse Securities (USA) LLC	Wilmington, USA
Credit Suisse Hedging-Griffo Servicos Internaçionais S.A.	Sao Paulo, Brazil

Appendix A

Part 1 – Funds for Which Credit Suisse Asset Management, LLC
Serves as Investment Adviser or Sub-Adviser

Credit Suisse Opportunity Funds
Credit Suisse Emerging Markets Equity Fund
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund
Credit Suisse Volaris US Strategies Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity ACCESS Strategy Fund
Credit Suisse Commodity Return Strategy Fund
Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio

Credit Suisse Asset Management Income Fund, Inc.
Credit Suisse High Yield Bond Fund

Principal Diversified Real Asset Fund
Russell Commodity Strategies Fund
Genworth Financial Contra Fund
Virtus Alternative Inflation Solution Fund

Part 2 – Funds for Which Credit Suisse Asset Management Limited Serves as Sub-Adviser

Credit Suisse Opportunity Funds
Credit Suisse Strategic Income Fund

Part 3 – Funds for Which Credit Suisse Hedging-Griffo Servicos Internaçionais S.A. Serves as Sub-Adviser

Blackstone Alternative Multi-Manager Fund, a series of Blackstone Alternative Investment Funds

Part 4 – Funds for Which Credit Suisse Securities (USA) LLC
Serves as Principal Underwriter

Credit Suisse Opportunity Funds
Credit Suisse Emerging Markets Equity Fund
Credit Suisse Floating Rate High Income Fund
Credit Suisse Managed Futures Strategy Fund
Credit Suisse Multialternative Strategy Fund
Credit Suisse Strategic Income Fund
Credit Suisse Volaris US Strategies Fund

Credit Suisse Commodity Strategy Funds
Credit Suisse Commodity ACCESS Strategy Fund

Credit Suisse Commodity Return Strategy Fund
Credit Suisse Gold and Income Strategy Fund

Credit Suisse Trust
Commodity Return Strategy Portfolio